UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. ___)1


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   449491 10 9
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)
-------------
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                       13G                Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

     Inapplicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                           5.  SOLE VOTING POWER

                               -0-
NUMBER OF
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       3,480,847
EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER
PERSON
                              -0-

                          8.  SHARED DISPOSITIVE POWER

                              3,480,847

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,480,847

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.1%

12.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 449491 10 9                                          Page 3 of 5 Pages


Item 1(a)   Name of Issuer:
            ---------------

            IDX Systems Corporation

Item 1(b)   Address of Issuer's Principal Executive Office:
            -----------------------------------------------

            40 IDX Drive
            P.O. Box 1070
            Burlington, Vermont  05402

Item 2(a)   Name of Person Filing:
            ----------------------

            Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust

Item 2(b)   Address of Principal Business Office or if none, Residence:
            -----------------------------------------------------------

            Cynthia K. Hoehl
            8473 Bay Colony Drive
            Biltmore #1602
            Naples, FL  34108

Item 2(c)   Citizenship:
            ------------

            United States of America

Item 2(d)   Title of Class of Securities:

            Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:
            -------------

            449491 10 9

Item 3      Description of Person Filing:
            -----------------------------

            Inapplicable

Item 4      Ownership:*
            ----------

            (a) Amount Beneficially owned:
                -------------------------

                3,480,847*
--------------------------
* This amount represents shares held as of December 31, 2001 by Cynthia K. Hoehl, Trustee of the Robert H. FLITE Trust U/A 12/12/01.

CUSIP No. 449491 10 9                                          Page 4 of 5 Pages


            (b) Percent of Class:  12.14%
                ----------------

            (c) Number of Shares as to Which Such Person Has:
                --------------------------------------------

                (i)  sole power to vote or to direct the vote:  -0-
                (ii) shared power to vote or to direct the vote:  3,480,847
                (iii)sole power to dispose or to direct the disposition of:  -0-
                (iv) shared power to dispose or to direct the disposition of:
                        3,480,847

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------

            Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
            -------------------------------------------------------------------

            Inapplicable

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Inapplicable

Item 9      Notice of Dissolution of a Group:
            ---------------------------------

            Inapplicable

Item 10     Certification:
            --------------

            Inapplicable

CUSIP No. 449491 10 9                                          Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   DATED:  February 14, 2002


                                   /S/ CYNTHIA K. HOEHL, TRUSTEE
                                   ----------------------------------
                                   Cynthia K. Hoehl, Trustee
                                   of the Robert H. Hoehl FLITE Trust